UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/S/ LOUIS T. HSIEH
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: April 21, 2010

2

Exhibit Index

Exhibit 99.1 – Press Release

3

Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2010

Net Revenues Increased by 36.2% Year-Over-Year

Operating Income increased by 57.0% Year-Over-Year

Net Income attributable to New Oriental Increased by 33.0% Year-Over-Year

BEIJING, April. 20, 2010 /PRNewswire-Asia/ — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 28, 2010, which is the third quarter of New Oriental’s fiscal year 2010.

Highlights for the Third Fiscal Quarter Ended February 28, 2010

•	Total net revenues increased by 36.2% year-over-year to US$89.2 million from US$65.4 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 33.0% year-over-year to US$13.8 million from US$10.4 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 29.1% year-over-year to US$18.7 million from US$14.5 million in the same period of the prior fiscal year.

•

Income from operations increased by 57.0% year-over-year to US$13.6 million from US$8.7 million in the same period of the prior fiscal year. Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 45.0% year-over-year to US$18.5 million from US$12.8 million in the same period of the prior fiscal year.

•

Basic and diluted net income per ADS attributable to New Oriental were US$0.37 and US$0.36, respectively. Non-GAAP basic and diluted net income per ADS attributable to New Oriental, which exclude share-based compensation expenses, were US$0.50 and US$0.48, respectively.

•

Total student enrollments in language training and test preparation courses increased by 18.3% year-over-year to approximately 416,000 from approximately 351,700 in the same period of the prior fiscal year.

•

The total number of schools and learning centers increased to 324 as of February 28, 2010, up from 298 as of November 30, 2009. The total number of schools remained at 48, located in 40 cities, as of February 28, 2010. The number of learning centers increased by 26 in the quarter to 276 as of February 28, 2010, up from 250 as of November 30, 2009.

Financial and Enrollment Summary — Third Fiscal Quarter 2010 and First Nine Months of FY2010

(US$ 000, except per ADS data and student enrollments)

	Q3 of FY2010	Q3 of FY 2009	Pct. Change
Net revenues	89,167	65,449	36.2%
Net income attributable to New Oriental	13,843	10,409	33.0%
Non-GAAP net income attributable to New Oriental (1)	18,698	14,481	29.1%
Operating income	13,641	8,688	57.0%
Non-GAAP operating income (1)	18,496	12,760	45.0%
Net income per ADS attributable to New Oriental - basic (2)	0.37	0.28	31.4%
Net income per ADS attributable to New Oriental - diluted (2)	0.36	0.27	31.7%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	0.50	0.39	27.6%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	0.48	0.38	27.9%
Total student enrollments in language training and test preparation courses	416,000	351,700	18.3%

	YTD 9-Mo FY2010	YTD 9-Mo FY2009	Pct. Change
Net revenues	299,726	233,141	28.6%
Net income attributable to New Oriental	72,016	58,376	23.4%
Non-GAAP net income attributable to New Oriental (1)	84,935	70,644	20.2%
Operating income	73,661	58,423	26.1%
Non-GAAP operating income (1)	86,580	70,691	22.5%
Net income per ADS attributable to New Oriental - basic (2)	1.91	1.57	21.9%
Net income per ADS attributable to New Oriental - diluted (2)	1.86	1.52	22.4%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	2.25	1.90	18.8%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	2.20	1.84	19.3%
Total student enrollments in language training and test preparation courses	1,370,500	1,189,300	15.2%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its operating performance. For more information on these Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

“As we predicted during last quarter’s earnings call, we saw an impressive bounce back in our business this quarter after the H1N1 fears subsided,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “Our net revenues increased by 36.2% year-over-year to approximately US$89.2 million and our operating income increased by 57% year-over-year to US$13.6 million. We are also pleased that student enrollments in language training and test preparation courses this quarter increased more than 18% year-over-year to 416,000, notwithstanding the very difficult year-over-year comparison to the third quarter of 2009, when the early timing of Chinese New Year resulted in large numbers of students signing up for Spring classes in February (third fiscal quarter of 2009), thus driving enrollments up 31% to 351,700.”

Mr. Yu continued, “Also in this quarter, we continued to experience strong revenue growth in three key businesses, namely (i) POP Kids English with over 50% revenue growth year-over-year, (ii) Middle and High School English and U-Can all-subjects training with over 70% revenue growth year-over-year, and (iii) Overseas Test Preparation with over 34% revenue growth year-over-year. Furthermore, the blended average selling price increased approximately 10% year-over-year.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, stated, “Demand for our non-English U-Can programs, including small and one-to-one class offerings, continues to exceed our expectations. We had originally targeted 80,000 to 90,000 enrollments and revenues of US$25 million for our fiscal year 2010 ending May 31. We recorded over 36,400 non-English U-Can enrollments in the third fiscal quarter, which brings the U-Can enrollments during the first nine months of fiscal year 2010 to over 83,300, representing over 80% year-over-year growth. In the first nine months of fiscal year 2010, total revenues in non-English U-Can programs, including small and one-to-one class offerings, reached US$20 million, more than triple the year-ago figure. Thus, with one quarter remaining in fiscal year 2010, we are very confident in our ability to exceed our US$25 million target for U-Can revenues.”

Financial Results for the Fiscal Quarter Ended February 28, 2010

For the third fiscal quarter of 2010, New Oriental reported net revenues of US$89.2 million, representing a 36.2% increase year-over-year.

Net revenues from educational programs and services for the third fiscal quarter were US$82.6 million, representing a 37.6% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the third quarter of fiscal year 2010 increased by 18.3% year-over-year to approximately 416,000 from approximately 351,700 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$75.5 million, a 33.1% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$70.7 million, a 34.1% increase year-over-year.

Cost of revenues for the quarter increased by 36.1% year-over-year to US$35.4 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 31.3% year-over-year to US$13.8 million, primarily due to brand promotion expenses, especially for programs such as U-Can and the customized learning program.

General and administrative expenses for the quarter were US$26.2 million, a 30.1% increase year-over-year. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, for the quarter increased by 35.3% year-over-year to US$21.7 million, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to US$4.9 million in the third quarter of fiscal year 2010 from US$4.1 million in the same period of the prior fiscal year. Approximately US$590,000 of the increase was due to a one-off adjustment to account for a lower-than-expected forfeiture rate in the first nine months of fiscal year 2010 due to the fact that fewer New Oriental employees who had received share-based compensation awards left the Company and forfeited their unvested awards than anticipated.

Income from operations for the quarter was US$13.6 million, a 57.0% increase from US$8.7 million in the same period of the prior fiscal year, and Non-GAAP income from operations for the quarter was US$18.5 million, a 45.0% increase from US$12.8 million in the same period of the prior fiscal year.

Operating margin for the quarter was 15.3%, compared to 13.3% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 20.7%, compared to 19.5% in the same period of the prior fiscal year. The rise in operating margin was primarily due to improved operating efficiency as revenue growth outpaced the growth in operating cost and expenses.

Net income attributable to New Oriental for the quarter was US$13.8 million, representing a 33.0% increase from the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental were US$0.37 and US$0.36, respectively.

Non-GAAP net income attributable to New Oriental was US$18.7 million, representing a 29.1% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.50 and US$0.48, respectively.

Capital expenditures for the quarter were US$5.2 million, which was primarily used to add a net of 26 new learning centers and remodel older learning centers during the quarter.

As of February 28, 2010, New Oriental had cash and cash equivalents of US$250.8 million, as compared to US$210.6 million as of November 30, 2009. In addition, the Company had US$120.4 million in term deposits at the end of the quarter. Net operating cash flow for the third quarter of fiscal year 2010 was US$ 22.7 million.

The deferred revenue balance (cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered) at the end of the third quarter of fiscal year 2010 was US$69.8 million, an increase of 25.9% from US$55.4million at the end of the third quarter of fiscal year 2009.

Financial Results for the Nine Months Ended February 28, 2010

For the nine months ended February 28, 2010, New Oriental reported net revenues of US$299.7 million, representing a 28.6% increase year-over-year.

Total student enrollments in language training and test preparation courses for the nine months ended February 28, 2010 increased by 15.2% to approximately 1,370,500 from approximately 1,189,300 in the same period of the prior fiscal year.

Income from operations for the first nine months of fiscal year 2010 was US$73.7 million, a 26.1% increase year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2010 was US$ 86.6 million, a 22.5% increase year-over-year.

Operating margin for the first nine months of fiscal year 2010 was 24.6%, compared to 25.1% for the same period of the prior fiscal year; Non-GAAP operating margin for the first nine months of fiscal year 2010 was 28.9%, compared to 30.3% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2010 was US$72.0 million, representing a 23.4% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2010 amounted to US$1.91 and US$1.86, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2010 was US$84.9 million, representing a 20.2% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2010 amounted to US$2.25 and US$2.20, respectively.

Outlook for Fourth Quarter of Fiscal Year 2010

New Oriental expects its total net revenues in the fourth quarter of fiscal year 2010 (March 1, 2010 to May 31, 2010) to be in the range of US$75.5 million to US$78.4 million, representing year-over-year growth in the range of 27% to 32%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 20, 2010 U.S. Eastern Time (8 PM on April 20, 2010 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-213-8833
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until April 27, 2010:

International:	+1-617-801-6888
Passcode:	14456922

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2010 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; health epidemics and other outbreaks in China; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income attributable to New Oriental excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS attributable to New Oriental excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5566 x 8203

Email: zhaosisi@staff.neworiental.org

Ms. Courtney Shike

Brunswick Group LLC

Tel: +86-10-6566-2256

Email: cshike@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel: +1-212-333-3810

Email: ktellier@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2010	As of November 30 2009
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	250,792	210,574
Restricted cash	571	571
Term deposits	120,375	141,666
Accounts receivable, net	1,179	2,039
Inventory	13,883	14,577
Deferred tax assets-Current	2,291	2,043
Prepaid expenses and other current assets	19,298	17,437

Total current assets	408,389	388,907

Property, plant and equipment, net	115,351	113,213
Land use right, net	3,425	3,445
Amounts due from related parties	579	396
Deferred tax assets	808	854
Long term deposit	3,093	3,050
Long term prepaid rent	2,253	1,138
Intangible assets	804	821
Goodwill	2,713	2,712
Long term investment	2	2

Total assets	537,417	514,538

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	6,197	9,110
Accrued expenses and other current liabilities	39,139	32,930
Income tax payable	6,769	6,189
Amount due to related parties	14	36
Deferred revenue	69,787	71,061

Total current liabilities	121,906	119,326

Deferred tax liabilities	141	142

Total long-term liabilities	141	142

Total liabilities	122,047	119,468

Total New Oriental Education & Technology Group Inc. shareholders’ equity	415,536	395,157

Noncontrolling interest (note 1)	(166)	(87)

Total equity	415,370	395,070

Total liabilities and equity	537,417	514,538

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2010	2009
	USD	USD
Net Revenues:
Educational Programs and services	82,552	59,998
Books and others	6,615	5,451

Total net revenues	89,167	65,449

Operating costs and expenses (note 2):
Cost of revenues	35,430	26,035
Selling and marketing	13,848	10,547
General and administrative	26,248	20,179

Total operating costs and expenses	75,526	56,761

Operating income (loss)	13,641	8,688

Other income, net	1,561	1,927

Provision for income taxes	(1,438)	(206)
Less: Net income attributable to the noncontrolling interest (note 3)	79	—

Net income attributable to New Oriental Education & Technology Group Inc.	13,843	10,409

Net income per share attributable to New Oriental-Basic	0.09	0.07

Net income per share attributable to New Oriental-Diluted	0.09	0.07

Net income per ADS attributable to New Oriental-Basic (note 4)	0.37	0.28

Net income per ADS attributable to New Oriental-Diluted (note 4)	0.36	0.27

Notes:

Note 1: Amount in relation to noncontrolling interest, formerly named minority interest, as of May 31, 2009 is separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements in accordance with authoritative guidance regarding the noncontrolling interest, (formerly issued as FASB Statement No. 160, Noncontrolling Interest, now codified in ASC 810), which was adopted by the Company on June 1, 2009.

Note 2: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 28
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	269	(135)
Selling and marketing	9	48
General and administrative	4,577	4,159

Total	4,855	4,072

Note 3: Amount in relation to noncontrolling interest, formerly named minority interest, for the three-month period ended February 28, 2009 is reclassified in accordance with authoritative guidance regarding the noncontrolling interest, (formerly issued as FASB Statement No. 160, Noncontrolling Interest, now codified in ASC 810), which was adopted by the Company on June 1, 2009.

Note 4: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended February 28
	2010	2009
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	26,248	20,179
Share-based compensation expense in general and administrative expenses	4,577	4,159
Non-GAAP general and administrative expenses	21,671	16,020

Total operating costs and expenses	75,526	56,761
Share-based compensation expenses	4,855	4,072
Non-GAAP operating costs and expenses	70,671	52,689

Operating income	13,641	8,688
Share-based compensation expenses	4,855	4,072

Non-GAAP operating income	18,496	12,760

Operating margin	15.3%	13.3%

Non-GAAP operating margin	20.7%	19.5%

Net income attributable to New Oriental	13,843	10,409
Share-based compensation expense	4,855	4,072
Non-GAAP net income attributable to New Oriental	18,698	14,481

Net income per ADS attributable to New Oriental- Basic (note 1)	0.37	0.28
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.36	0.27

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.50	0.39
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.48	0.38

Weighted average shares used in calculating basic net income per ADS (note 1)	150,993,483	149,185,159

Weighted average shares used in calculating diluted net income per ADS (note 1)	154,596,156	153,095,816

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational Programs and services	278,554	215,052
Books and others	21,172	18,089

Total net revenues	299,726	233,141

Operating costs and expenses (note 1):
Cost of revenues	110,905	86,240
Selling and marketing	41,034	28,697
General and administrative	74,126	59,781

Total operating costs and expenses	226,065	174,718

Operating income	73,661	58,423

Other income, net	4,659	6,395
Provision for income taxes	(6,708)	(6,843)
Less: Net income attributable to the noncontrolling interest (note 2)	404	401

Net income attributable to New Oriental Education & Technology Group Inc.	72,016	58,376

Net income per share attributable to New Oriental-Basic	0.48	0.39

Net income per share attributable to New Oriental-Diluted	0.47	0.38

Net income per ADS attributable to New Oriental-Basic (note 3)	1.91	1.57

Net income per ADS attributable to New Oriental-Diluted (note 3)	1.86	1.52

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	635	178
Selling and marketing	115	162
General and administrative	12,169	11,928

Total	12,919	12,268

Note 2: Amount in relation to noncontrolling interest, formerly named minority interest, for the nine-month period ended February 28, 2009 is reclassified in accordance with authoritative guidance regarding the noncontrolling interest, (formerly issued as FASB Statement No. 160, Noncontrolling Interest, now codified in ASC 810), which was adopted by the Company on June 1, 2009.

Note 3: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Nine Months Ended February 28
	2010	2009
	(Unaudited) USD	(Unaudited) USD

General and administrative expenses	74,126	59,781
Share-based compensation expense in general and administrative expenses	12,169	11,928
Non-GAAP general and administrative expenses	61,957	47,853

Total operating costs and expenses	226,065	174,718
Share-based compensation expenses	12,919	12,268
Non-GAAP operating costs and expenses	213,146	162,450

Operating income	73,661	58,423
Share-based compensation expenses	12,919	12,268

Non-GAAP operating income	86,580	70,691

Operating margin	24.6%	25.1%

Non-GAAP operating margin	28.9%	30.3%

Net income attributable to New Oriental	72,016	58,376
Share-based compensation expense	12,919	12,268
Non-GAAP net income attributable to New Oriental	84,935	70,644

Net income per ADS attributable to New Oriental - Basic (note 1)	1.91	1.57
Net income per ADS attributable to New Oriental - Diluted (note 1)	1.86	1.52

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	2.25	1.90
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	2.20	1.84

Weighted average shares used in calculating basic net income per ADS (note 1)	150,754,539	148,906,915

Weighted average shares used in calculating diluted net income per ADS (note 1)	154,681,104	153,509,461

Note 1: Each ADS represents four common shares.